Oaktree Capital Group, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

April 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Ladies and Gentlemen:

Oaktree Capital Group, LLC, a Delaware limited liability company (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company be accelerated so that the Registration Statement may become effective at 4:00 p.m. New York time on April 11, 2012, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act. Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Thomas Wuchenich at (310) 407-7505.

Pursuant to this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact Thomas Wuchenich of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd E. Molz
Name:	Todd E. Molz
Title:	General Counsel and Managing Director

cc:	Thomas Wuchenich, Esq., Simpson Thacher & Bartlett LLP

[Signature Page to Acceleration Request Letter]